Mail Stop 0308
									October 29, 2004
Savoy Financial Group
6767 West Tropicana Avenue, Suite 207
Las Vegas, Nevada 89103

Re: Expert Systems, Inc.
       Form SB-2/A filed October 14, 2004
       File No.: 333-118799

To Whom It May Concern:

We have the following comments on the above captioned filing. Where indicated , we think you should revise your document in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus
Cover Page

1.	The page reference to the "Plan of Distribution" section appears to be incorrect. Please check for accuracy.

2. 	Also, this section of the prospectus should describe briefly the methods Winton and Griffin will use in their sales efforts, e.g., telephone, personal communications, mail, etc.

Description of Business - page 18

3.	The risk factor section should also include an additional risk factor, appropriately sub-titled, noting that the registrant is dependent on a foreign manufacturer for the supply of its only product, and describing briefly any difficulties which may affect its business or results of operations if the supply of the product is interrupted or its quality is compromised as a result of this arrangement.

Interest of Named Experts and Counsel - page 17

4.	Please explain how Bagel, Josephs & Company, LLC do not meet the requirements of an "Expert" as defined by Item 509(a) of Regulation
S-B. We may have further comments.

Financial Statements
Audited Financial Statements for the Years Ended December 31, 2003
and 2002
Independent Auditors` Report - page 32
5,	The title of your independent auditors` report, as well as your accountants` review report on page 41, should state "Report of Independent Registered Public Accounting Firm", as shown in the illustrative report examples in the appendix of Auditing Standard No. 1, References in Auditing Reports to the Standards of the Public Company Accounting Oversight Board. Please have your auditors revise the headings of both reports. Additionally, the consent in exhibit 23 should read "Consent of Independent Registered Public Accounting
Firm".

Statement of Changes in Stockholders` Equity - page 35
6.	We note your response to comment number 28. We continue to
believe you have not adequately justified using par value of your common stock as your determination of fair value for common stock issued to each of your directors. Paragraph 10 of APB Opinion 25 states, in part, that if a quoted market price is unavailable, the best estimate of the market value of the stock should be used to measure compensation. We feel that the best estimate of market or fair value could be a combination of the two separate stock issuances to unrelated third parties where the price per share was four cents and your proposed offering price per share for this registered public offering was five cents. Alternatively, an effort could be undertaken to provide a value of the services and derive a per share fair value under that method. The financial statements are management`s responsibility. We reiterate that it does not appear that par value would be a good indication of fair value to assign as value to the stock issued for services, and therefore ask for further explanation and/or consideration of your valuation.
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Development Stage Company - page 37

7.	We note your response to comment  29 of our letter to you dated
September 30, 2004, and still believe your disclosures to be unclear. Please explain how you "devoted substantially all of your efforts to business planning and research and development" but did not spend any money on research and development activities. Please clarify and revise your disclosures as necessary.

Note 4 - Going Concern
8.	We do not believe you answered the question included in comment
30. Please tell us how you complied with the disclosure considerations in AU 341.10 of the AICPA professional standards. We may have further comments.

Part II

Signatures

9.	We note that Mr. Winton has signed the registration statement as
Treasurer. Since the signature requirement is specific and conjunctive, please re-execute to state specifically which individual is signing as the company`s chief financial officer and as the chief accounting officer, respectively, even if it is the same individual in each case, and even if the specified individual has a different formal title.

					General

	Please amend your filing in response to these comments. Provide a cover letter keying your responses to the comments, and supply any requested supplemental information. Please also supply supplementally three copies of the amendment marked to show changes. We may have further comments after reviewing you revised materials and your responses.

	Please direct questions on accounting matters to David
DiGiacomo, at (202) 942-
5493, or to James Allegretto, Senior Assistant Chief Accountant, at
(202) 942-1885. Direct other questions to Albert Yarashus, at (202) 942-1899, or to me, at (202) 942-1900.

								Sincerely,



								H. Christopher Owings
						                        Assistant
Director





















Expert Systems, Inc.
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